MICHELIN

03032976

October 20, 2003

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

SUPPL

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), attached please find a Letter to Stockholders dated August 2003.

If you have any questions regarding this document, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick

William J. Guzick
Vice President, Secretary
and General Counsel

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 10/30

SEC MAIL RECEIVED
OCT 27 2003

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

Letter to stockholders



August 2003

Dear Sir or Madam,
Dear Stockholder,



For Michelin, the first semester of 2003 continued to reflect a depressed economic climate with rises in the prices of certain raw materials and weakness of the dollar.
While tire markets on the whole remained below their 2002 level, your Company nevertheless continued to grow and to improve its performance.
Sales volume increased by 3.3%. The operating margin reached 7.9% of net sales, up by 0.6 points over the same period in 2002.
Michelin therefore continues to reap the benefit of its fundamental choices: quality – innovation – enhancement of the value of products and services – development in fast-growing geographical zones and market segments.

These good results were achieved in a highly contrasted situation.
Our Truck activities gained market share and the corresponding profit margin increased by 2 points. Profitability has also seen sustained growth in the Passenger Car and Light Truck sectors over the past 3 years. The 0.4 point gain in profit margin for the semester is linked to our particular focus on the most technical, more profitable products and to a relatively greater presence on replacement markets.
On the other hand, our Earthmover sector, which produces mainly in the euro zone and exports to the US dollar zone, was at a strong disadvantage, and its profit margin dropped by 5 points. This had a significant impact on results, producing a downturn for the "3rd segment" which includes all activities apart from Truck and Passenger Car/Light Truck tires.

Our product ranges are being renewed and extended including the Energy 3, Pilot Sport 2 and the MXV8 designed specifically for China. The X One tire, which replaces dual tires for Trucks, has been particularly successful. Our fleet services offering has also been enhanced. Furthermore, ViaMichelin is expanding, both on the Internet and with numerous new electronic applications. All these factors are enabling us to accentuate our leadership and satisfy the increasingly diversified needs of the marketplace.

The market outlook for the end of the year is still unclear: the recovery in the American economy is still a long time coming and there are no signs of rapid upturn in Europe.
Michelin, however, will continue to steer towards its 2005 objectives and beyond to ensure the future of your Company. This will be achieved by seeking high Performance and simultaneously fulfilling our corporate Responsibilities.
We are continuing to invest in research and the improvement of our industrial assets as well as the personal development of our employees, who are the driving force behind our future growth.

Thank you for your confidence.

Edouard Michelin

E. Michelin



Results for the first half of 2003

Further growth in operating margin, in a trading environment as difficult as ever including currency fluctuations and a constant increase in the cost of raw materials

Decline in net income generated by various exceptional items

Strong balance sheet

Three new strategic moves

Confronted with an environment that has been challenging for two years now, and which provides no evidence of easing in the foreseeable future, Michelin will continue to improve its performances and its global competitiveness

Simplified statement of income

In millions of euros	June 30, 2003	Variation 2003 / 2002	June 30, 2002
Net sales	7,348.2	- 6.1%	7,821.0
Operating income	578.3	+ 1.5%	569.6
Operating margin as a % of sales	7.9 %	+ 0.6 points	7.3 %
Net income	165.5	- 34.9%	254.1

The rules and methods applied for the establishment of the consolidated accounts at June 30, 2003 are in accordance with the accounting rule 99-02 of the French Comité de la Réglementation Comptable.

Net sales evolved in an environment marked by contrasted markets and by very adverse currency fluctuations. The US dollar lost 19% against the euro.
The increase in sales volumes were recorded in markets with highly variable characteristics. Although volumes have been relatively stable in the 1st half of this year, they remain below their levels in 2000.
Net sales are down by 6.1%, whereas operating income improved. This is one of the most tangible illustrations of the Group's untiring efforts to improve on its "ground clearance" and its "all terrain" performance. At 7.9% of net sales, as opposed to 7.3% in the first half of 2002, the operating margin improved by 0.6 point compared to the first 6 months of 2002. However, this should not mask the persistence of a difficult trading environment.

A set of exceptional items has led to the 35% decline in the 1st half 2003 net income

Most of the net non-recurring income and expense stems from the cost of restructuring measures that have been announced, in particular within the framework of the Group's industrial development program in Spain.

Michelin's balance sheet is strong

In spite of trading conditions that show no sign of easing, the Group has increased its cash flow capacity. Expressed as a percentage of sales, the Group's increased cash flow has gained almost 2 percentage points compared to the first half of 2002, that is 10% as opposed to 8.1%.
This improvement enabled the Group to meet its contributions to Michelin pension funds paid up in the first half of 2003, and to finance investments and first half inventory build-up. Free cash flow* is momentarily negative at - 195 million euros.
In spite of the net debt resulting at the end of the first half of 2003, the ratio of the net financial debt over the stockholders' equity remains at less than 90%, which is well below the 102% recorded at June 30,



Financial Information by Sector

	Net sales			Operating income		Operating margin	
	1st semester 2003			1st semester 2003		1st half 2003	1st half 2002
	Millions of euros	% of total	Variation 2003/2002	Millions of euros	% of total		
Passenger Car /Light Truck	3,633.0	49.4%	- 9.1%	339.4	58.7%	9.3%	8.9%
Truck	1,903.5	25.9%	- 1.6%	248.4	43.0%	13.1%	11.1%
Other activities	2,177.4	29.6%	- 5.5%	- 9.5	- 1.7%	- 0.4%	- 0.1%
Intra-segment eliminations	(365.7)	(4.9%)					
Group	**7,348.2**	**100%**	**- 6.0%**	**578.3**	**100%**	**7.9%**	**7.3%**

Passenger Car/Light Truck: margin expansion, in a more challenging context than in the 1st half of 2002

During the 1st half of 2003, the Passenger Car/Light Truck activity was confronted with a decline in the North American replacement market as well as in original equipment markets.

Under these circumstances, the improvement in this activity's operating margin, a trend that started three years ago, can be mainly attributed to

A continued improvement in product mix, in replacement as well as in original equipment;

Modest increase in sales volumes;

Improved profitability in Asian operations;

Recovery of the South American businesses.

Results for the first half of 2003

Truck: margin expansion, in spite of currency fluctuations and raw material costs

Although the Truck activity has been particularly penalized by the evolution of currencies and by the increase in the cost of raw materials that has prevailed throughout the first six months of this year, our operating margin is up 2 percentage

been offset by the resilience of the European and North American replacement markets by the improvement in the original equipment/replacement mix and by our control over industrial costs.

Other activities: decline led by currency impact on specialty tires

The 19% depreciation of the US dollar against the euro is most hardly felt in the dollar-denominated sales in this segment: TCI's sales are impacted by the transaction effect; sales of earthmover tires and aircraft tires, for which the US dollar is generally the reference currency for commercial transactions.

In fact, the decline in overall operating profitability is for the most part linked to a lower profitability of the specialty tire business compared to the 1st half of 2002.

However, we have observed an incipient upturn in the mining market and reduced losses in the wheel business.

Three new strategic moves

During the first half of 2003, the Group made the



of the capital. Fully integrated and up to the Group's standards, Stomil today is Michelin's primary industrial base in Eastern Europe.

The acquisition of Viborg (Northern Europe). To complement Euromaster's European coverage, Michelin acquired Viborg's distribution activities on March 31, 2003. This operation provides Michelin with a competitive advantage through a distribution network that is a market leader in its product / service offering.

The industrial development plan in Spain. The measures that were announced in early January 2003 included productivity and synergies applied to all activities. The purpose of these measures is to increase Michelin's competitiveness in this country.

Outlook for the rest of the year

Confronted with an environment that has been challenging for two years now, and which provides no evidence of easing in the foreseeable future, Michelin will continue to improve its performances and its global competitiveness.

The trends in the tire markets since the beginning of the year proved that Michelin was right in its assumptions that it made public on February 25, 2003. The Group continues to believe that markets will be stable, without ruling out the risk of a downturn. Furthermore, the raw material costs will remain high, even though this will be offset by the depreciation of the dollar. Lastly, other additional expenses will slow down the pace of performances, such as freight, energy, insurances, and the costs of "benefits", in addition to the consequences of the consolidation of Viborg over a 9-month period.

Confronted with an environment that has been challenging for two years now, and which provides no evidence of easing in the foreseeable future, the Group will continue to maintain a high level of priority on its efforts to reduce costs and optimize its industrial structure.

To complement Euromaster's European coverage, Michelin acquired Viborg's distribution activities on March 31, 2003

Michelin has a strategic interest in owning a tire distribution business in the field of industrial products (earthmover, truck tires), where Michelin is able to provide complete solutions to meet customers' expectations, or in Passenger Car/Light Truck, where an extensive coverage of Europe and a service offering targeted at vehicle leasing companies are desirable.

The acquisition of the German group Viborg on March 31, 2003, strengthens Euromaster's European coverage. This takeover will provide the advantage of cost synergies and increase Michelin's presence in Germany, where the market represents 25% of Europe's Passenger Car/Light Truck replacement market and more than 20% of the Truck replacement market.

The first results of the in-depth post-acquisition audit begun on April 1, 2003, but not yet completed, show that Viborg's financial situation significantly deteriorated in the second half of 2002 and in the first quarter of 2003.

This situation should lead Michelin to record a consolidated goodwill of about 300 million euros in 2003 that will weigh in a significant manner on net income for 2003.

Certain restructuring measures have already been applied since April 1, 2003. The initial results are encouraging, with the refocusing of Viborg on its core business and the complete integration into the Euromaster network now headed by a single management team. By 2005, the results achieved should ensure improved profitability in the Group's distribution activities.



Map showing Viborg and Euromaster facilities in Germany

The Michelin Performance and Responsibility Approach is gaining momentum inside the Group

Launched by Mr. Edouard Michelin and Mr. René Zingraff in mid-2002, the Michelin Performance and Responsibility approach re-emphasizes the fact that the Group's growth and development, from all points of view, depend on remaining faithful to the five values explicitly stated by the Group: respect for customers, people, shareholders, the environment and facts.

Based on the belief that companies have to accept their responsibilities towards society overall, this approach structures the way in which the Company intends to achieve its objectives, by demonstrating performance and responsibility in all its initiatives throughout the world.

In the first phase, a Company survey conducted worldwide enabled nine specific areas for improvement to be defined, each one being an opportunity for showing responsibility and performance. For example, these areas include the continuation of the progress made in cutting fuel consumption achieved by green tires, working conditions and safety, the environmental certification of our production units, control of industrial risks, recycling end-of-life tires, relations with the communities around Michelin's plants and the Company's contribution to job creation in the areas where it is located. A project leader has been appointed for each of these areas in order to stimulate and coordinate the Company's progress worldwide.

Another major step forward came in the spring of this year, with the publication of the Michelin Performance and Responsibility Charter.



The aim of this document, published in French and English, is to contribute to the improved implementation of the Company's five core values by proposing concrete guidelines for the Group's

This Charter is currently being distributed to several thousand managers within the Group. Many of its proposals have already been taken into account in drafting annual and multi-year activity plans.

Then, later this year, Michelin Group's first Performance and Responsibility report will be published. This assessment of the implementation of the Company's values will explain what is at stake and the challenges involved in developing mobility to serve people, and what has already been achieved and scheduled to meet these challenges.



Massive subscription for Employee Stockholder Plan!

The second phase of the Group's Employee Stockholder Plan has been completed. Remarkable subscription rates have been recorded in a wide range of countries, including Algeria (73%), Turkey (88%), Poland (85%), Thailand (79%) and Colombia (73%).

At the completion of both phases of the Michelin Employee Stockholder Plan, [illegible] (13,000 people in 69 countries) had chosen to become Company stockholders. [illegible]

The aim of the Plan was to enable as many employees as possible to become stockholders. Despite the tense geopolitical context and difficult conditions in the financial markets, the subscription rate shows that



Bentley won the Le Mans 24-hour Race 79 years after its first victory. Michelin achieved its 6th consecutive victory.

CFM tender offer for Stomil-Olzstyn shares

Michelin launched tender offers on the Warsaw Stock Exchange, and purchased 7,962,335 shares, which represent 29.25% of the capital in Stomil-Olzstyn, Michelin's Polish subsidiary.

With these shares and those held prior to these offers, the Compagnie Financière Michelin (CFM) now controls 99.50% of Stomil-Olzstyn's capital and voting rights.

The cost of the shares acquired by the Group amounted to approximately 85 million euros. Michelin has announced its intention to withdraw Stomil-Olzstyn from the Warsaw Stock Exchange.

This operation is part of the process for optimizing and simplifying the Group's structures that began in October 2002 with the exchange tender offer for the Compagnie Financière Michelin shares held by minority stockholders.

Michelin and Babolat: a "serve and volley" combination

Michelin and Babolat (the world leader in tennis racket stringing) have combined their expertise and innovative abilities to develop footwear at the cutting edge of tennis technology. The sole of this new tennis shoe, specially designed for the efficiency and precision of repeated lateral movements, presents several advantages based on Michelin's specific know-how: high abrasive wear resistance, surefooted stance and precision of movement on all playing surfaces. The sole pattern has been optimized to provide maximum grip on the inner surface and controlled sliding capacity on the outer surface.



This new range of footwear, which includes models for men, women and children, will be available in specialty tennis stores in France, Italy, Spain, Germany and Austria.

Anti-splash serving road safety

In its constant concern for improved road safety, Michelin innovation has produced the world's first anti-splash deflector integrated on its new XFA2 Energy truck tire.

The anti-splash deflector is a patented device that takes the form of a profiled shoulder of rubber located at the junction between the tread rubber and the sidewall of the tire. Consequently the lateral water projection, or splash, caused by truck tires on wet roads is four times less. Furthermore, this anti-splash deflector offers significant advantages in terms of road safety: better visibility for motorists overtaking or passing trucks in rainy weather and a clear improvement in rear-mirror visibility for the truck driver.



The R28, Warrior's top new product in China

The Group's Chinese teams have launched the new Warrior R28.

Warrior, which is a leading brand on the Chinese market, had not renewed its range for some years. This has now been done by launching 17 new tire sizes out of the 21 previously manufactured, and the higher performance they offer is the result of two years' work since Michelin's acquisition of the Shanghai plant in April 2001.

After the launching of the MXV8 in March, a new Michelin-brand passenger car tire, the Warrior R28 further enhances the Group's multi-brand offering in China. It is an important asset in the brand's development and a major event for the Michelin Group's deployment on a market enjoying strong growth.


MICHELIN



At the half-way mark in the Formula 1 season, the reputation of Michelin's tires has been confirmed beyond the shadow of a doubt.

More than 1,100 new recruits in France in 2003

In 2003, Michelin plans to strengthen its teams with more than 1,100 people in France. The Group will be recruiting at least 600 management staff, employees, technicians and supervisors, as well as 500 operators. This marks the continuation of Michelin's latest hiring policy which began in 2001 in France, with the result that by the end of the year more than 3,100 will have joined the Company. This policy is necessary in order to meet the Group's development requirements, and it provides for the replacement of the personnel scheduled to retire within the next few years.

This forward planning also takes into account the Group's industrial structures, and has led the Company to re-engineer the plants at both Poitiers and Bourges. As some industrial facilities are no longer suitable, early retirement or reintegration to other sites will be proposed to the personnel involved.

Michelin commercializes the widest passenger car tire in the world



The Bugatti 16/4 Veyron, the fastest car in the world (406 km/h or 250 mph!), which was presented in Monaco on June 7th and 8th, is now excusively equipped with the new Michelin Pilot Sport tire, which was specifically designed and manufactured for it. Benefiting from PAX System technology, this passenger car tire, which is the widest ever approved on a sports vehicle (365 mm) anywhere in the world, is purpose-built to handle the exceptional performance power of this "supercar".

Michelin teams also worked in partnership with Bugatti, right from the vehicle design phase, to help develop the chassis. The Bugatti 16/4 Veyron ...birth of the brand, which is now part

Radial aircraft tires reach for the sky

Whereas only 46% of the commercial aircraft delivered in 2001 could be equipped with radial tires, the figure has risen to 60% for the aircraft delivered in 2003! This impressive acceleration of the radialization process is encouraging Michelin to offer airframe manufacturers innovative solutions.

Thus, Michelin NZG radial technology, which enabled Concorde to take to the skies again, has been chosen by Airbus to equip its new A380 wide-body jet.


A380

Tires play a crucial role in the two critical phases of flights: take-off and landing. This involves supporting up to 600 tonnes traveling at the same speed as a Formula One car!

Radial tires, which were invented by Michelin, provide a significantly better performance than bias tires from all points view. The radial is now well on its way to conquering the aviation industry.

PAX System wins the Gold Medal!

A panel of judges made up of scientists, experts, researchers, managers and public figures has awarded Michelin the Siemens Innovation Prize Gold Medal for the Michelin PAX System.

Every year, the Siemens Innovation Prize rewards companies operating in France for their efforts devoted to research work and improving people's everyday lives.

By awarding Michelin the most prestigious prize, the judges acknowledged PAX System as a major innovation for the future and almost certainly the new standard in the tire industry. Don't forget that it is already available in Europe as an option on the Renault Scenic, the Audi A8 and more recently on the Audi A6.



The Stockholders' Consultative Committee

After its inaugural meeting on February 3, 2003, the Michelin Stockholders' Consultative Committee met again for its first working session on April 28, 2003. The Consultative Committee - which freely determines its meeting agendas within the framework of its mission - chose "Group financial communications better suited to individual stockholders' expectations" as the theme for its discussions. Mr. Edouard Michelin extended a warm welcome to the Consultative Committee and its members who attended the AGM held on May 16, 2003. In the course of the Meeting, Committee members put three questions to the chair: one on the Group's strategy, another on encouraging Stockholder loyalty and a third one concerning sustainable development.

The Michelin share in the 1st half of the year

During the first half of the year, 850,000 shares were traded daily on the Stock Exchange, which is 12% more than the average volume in 2002.

This increase is mainly the outcome of continuing volatility caused by the same set of factors for more than a year now: a tense international situation, most economies in recession, currencies and prices for raw materials constantly fluctuating and rumors of irregular accounting practices by certain large companies.

In this context, trading continues to prevail over long-term investment. Genuine investors are in fact waiting for confirmation of various signs of recovery before shifting towards shares whose fundamentals indicate that they are underpriced.

Although this environment was hardly conducive to calm and collected behavior, the margin of resistance exhibited by Michelin stock since the end of 2000 outperformed the main Stock Exchange Indices, particularly with a lead of 36.2% over the CAC 40 index that it built up between the beginning of 2001 and the end of June 2003, the first half of this year showing an increase of 2.81%.

Variation of CAC 40 index and the Michelin share price

	29/12/2000	30/06/2003	Variation over the period	31/12/2002	30/06/2003	Variation over the period
CAC 40	5,926.42	3,084.10	- 48.0%	3,063.91	3,084.10	0.66%
Michelin share price	38.55	34.00	- 11.8%	32.86	34.00	3.47%
Difference between Michelin and CAC 40			36.2%			2.81%

Listed on the Paris "Premier Marché"
Euronext deferred payment service
ISIN-Number: FR 0000 121261
Indices: CAC 40 - Euronext 100
Par value: 2 euros
Number of shares: 143,387,025



120
100
80
60
40
01/2001
01/2002
01/2003
07/2003

Comparative performance

Michelin — World automobile index

CAC 40 — World tire index

Key Dates in the Future

- ***Stockholders' meeting in Lyon:*** October 7, 2003 in the Halle Tony Garnier
- ***Publication of the sales figure for the first 9 months of 2003:*** October 22, 2003 after the close of the Stock Exchange
- ***Participation at the Actionaria Trade Fair in Paris:*** Palais des Congrès on November 21 and 22, 2003
- ***Stockholders' meeting in Paris:*** January 20, 2004 at the Carrousel du Louvre

SIMAN

Jacques-Henri Thonier

Françoise Ventézou

12, cours Sablon
63040 Clermont-Ferrand Cedex 9 FRANCE

Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04

Eric Le Corre

23, Place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - FRANCE

Tel.: 33 (0) 4 73 32 77 92
33 (0) 1 45 66 10 04

Fax: 33 (0) 4 73 32 27 16
33 (0) 1 45 66 13 19

e-mail: investor-relations@fr.michelin.com

www.michelin.com

Michelin - Corporate Communications

August 5, 2003